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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*



                                 InPhonic, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    45772G105
                  --------------------------------------------
                                 (CUSIP Number)


                            Connie J. Shoemaker, Esq.
                              Goldman, Sachs & Co.
                               One New York Plaza
                            New York, New York 10004
                                 (212) 902-1000
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 7, 2007
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

                               Page 1 of 10 pages

-----------------------
  CUSIP No. 45772G105
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           The Goldman Sachs Group, Inc.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           AF
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               97,914
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               100,914

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           100,914

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           0.3%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           HC-CO

------------------------------------------------------------------------------



                               Page 2 of 10 pages

-----------------------
  CUSIP No. 45772G105
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Goldman, Sachs & Co.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           WC; 00
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [X]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           New York
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               97,914
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               100,914

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           100,914

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           0.3%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           BD-PN-IA

------------------------------------------------------------------------------



                               Page 3 of 10 pages

                               AMENDMENT NO. 4 TO
                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                                 INPHONIC, INC.


     The Goldman Sachs Group, Inc. ("GS Group") and Goldman, Sachs & Co. ("Goldman Sachs", and, together with GS Group, the "Filing Persons") /1/ hereby amend and supplement the statement on Schedule 13D filed on August 28, 2006, as amended by Amendment No. 1 thereto filed October 10, 2006, Amendment No. 2 thereto filed November 9, 2006 and as most recently amended by Amendment No. 3 thereto filed August 15, 2007 (as amended, the "Schedule 13D"), filed with respect to the Common Stock, par value $0.01 per share (the "Common Stock"), of InPhonic, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

     This Amendment No. 4 is being filed to report that on December 7, 2007, Goldman Sachs sold (the "Fund Transfer") 5,000,000 shares of Common Stock and warrants to purchase up to an aggregate of 1,176,389 shares of Common Stock, consisting of (i) warrants to purchase up to 687,500 shares of Common Stock (the "Warrants") and (ii) warrants to purchase up to 488,889 shares of Common Stock (the "August 2007 Warrants", and, together with the Warrants, the "Aggregate Warrants") to Goldman Sachs Investment Partners Master Fund, L.P. ("GSIP"). As a result of the Fund Transfer, the Filing Persons ceased to be beneficial owners of more than five percent of the Common Stock of the Company.

------------------
     /1/ Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.



                               Page 4 of 10 pages

Item 2 is hereby amended as follows:

Item 2.  Identity and Background.
         ------------------------

     Schedule I to the Schedule 13D as previously filed is replaced in its entirety by Schedule I hereto and is incorporated herein by reference.


Item 3 is hereby amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     Funds for shares of Common Stock acquired in ordinary course trading activities came from the working capital of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group. Funds for shares of Common Stock in held in client accounts with respect to which Goldman Sachs or another wholly-owned subsidiary of GS Group, or their employees, have investment discretion ("Managed Accounts") came from clients' capital.

     Other than the Fund Transfer and as set forth on Schedule II, no transactions in the Common Stock were effected by the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto, during the sixty day period from October 8, 2007 through December 7, 2007.


Item 4 is hereby amended as follows:

 Item 4.  Purpose of the Transaction.
         ---------------------------

     Not applicable.


Item 5 is hereby amended as follows:

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

     (a) As of December 7, 2007, Goldman Sachs may be deemed to have beneficially owned directly an aggregate of 100,914 shares of Common Stock, consisting of (i) 97, 914 shares of Common Stock acquired in ordinary course trading activities by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group and (ii) 3,000 shares of Common Stock held in Managed Accounts, representing in the aggregate approximately 0.3% of the shares of Common Stock reported to be outstanding as of July 31, 2007 as disclosed in Company's most recent quarterly report on Form 10-Q for the period ended June 30, 2007 (the "10-Q").

     As of December 7, 2007, GS Group may be deemed to have beneficially owned indirectly an aggregate of 100,914 shares of Common Stock beneficially owned directly by Goldman Sachs described above, representing in the aggregate approximately 0.3% of the shares of Common Stock outstanding as disclosed in the Company's 10-Q.

     GS Group and Goldman Sachs each disclaim beneficial ownership of the shares of Common Stock held in Managed Accounts.



                               Page 5 of 10 pages

     In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned by certain operating units (collectively, the "Goldman Sachs Reporting Units") of GS Group and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release (each, a "Disaggregated Unit"). GSIP is part of a Disaggregated Unit and, as a result, this filing does not include the securities that were transferred to GSIP in the Fund Transfer. In addition, the Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both.

     None of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto may be deemed to have beneficially owned any shares of Common Stock as of December 7, 2007 other than as set forth herein.

     (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated in pages 2 through 3 above.

     (c) On December 7, 2007, per the Fund Transfer, Goldman Sachs sold 5,000,000 shares of Common Stock and Aggregate Warrants to purchase up to 1,176,389 shares of Common Stock to GSIP. The price paid by GSIP to Goldman Sachs for the Common Stock was $0.02 per share, which was the closing price of the Common Stock on the over-the-counter market on December 6, 2007. The price paid by GSIP to Goldman Sachs for the Warrants was $0.02316 per share. The price paid by GSIP to Goldman Sachs for the August 2007 Warrants was $0.0233 per share.

     Schedule II hereto sets forth transactions in Common Stock, other than the Fund Transfer, that were effected by the Filing Persons during the sixty day period from October 8, 2007 through December 7, 2007, all of which were effected in the ordinary course of business of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group. The transactions in the Common Stock, described on Schedule II, were effected on the NYSE Arca or the over-the-counter market. Other than the Fund Transfer and as set forth on Schedule II hereto, no transactions in the Common Stock were effected by the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto, during the sixty day period from October 8, 2007 through December 7, 2007.

     (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock held in Managed Accounts, no other person is known by the Filing Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Filing Persons.

     The Filing Persons disclaim beneficial ownership of the shares of Common Stock held in Managed Accounts.



                               Page 6 of 10 pages

     (e) On December 7, 2007, as a result of the Fund Transfer, the Filing Persons ceased to be beneficial owners of more than five percent of the Common Stock of the Company. As a result, this is the final amendment to the Schedule 13D for the Filing Persons with respect to the Common Stock.

     In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned by certain operating units (collectively, the "Goldman Sachs Reporting Units") of GS Group and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release (each, a "Disaggregated Unit"). GSIP is a part of a Disaggregated Unit and, as a result, this filing does not include the securities that were transferred to GSIP in the Fund Transfer. In addition, the Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both.


Item 6 is hereby amended as follows:

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to the Securities of the Issuer.
         --------------------------------------------------------

     Not applicable.


Item 7 is hereby amended as follows:

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

     Not applicable.



                               Page 7 of 10 pages

                                    SIGNATURE



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 11, 2007

                                THE GOLDMAN SACHS GROUP, INC.


                                By:/s/ Andrea Louro DeMar
                                   ----------------------------------------
                                Name:  Andrea Louro DeMar
                                Title: Attorney-in-fact



                                GOLDMAN, SACHS & CO.


                                By:/s/ Andrea Louro DeMar
                                   ----------------------------------------
                                Name:  Andrea Louro DeMar
                                Title: Attorney-in-fact



                               Page 8 of 10 pages

                                   SCHEDULE I
                                   ----------



     The name of each director of The Goldman Sachs Group, Inc. is set forth below.

     The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

     Each person is a citizen of the United States of America except for Claes Dahlback, who is a citizen of Sweden. The present principal occupation or employment of each of the listed persons is set forth below.


Name                               Present Principal Occupation
--------------------------------------------------------------------------------

Lloyd C. Blankfein                 Chairman of the  Board  and  Chief  Executive
                                   Officer of The Goldman Sachs Group, Inc.


Gary D. Cohn                       President  and  Co-Chief Operating Officer of
                                   The Goldman Sachs Group, Inc.


Jon Winkelried                     President  and  Co-Chief Operating Officer of
                                   The Goldman Sachs Group, Inc.


John H. Bryan                      Retired Chairman and  Chief Executive Officer
                                   of Sara Lee Corporation


Claes Dahlback                     Senior  Advisor  to  Investor AB  and  Senior
                                   Advisor to Foundation Asset Management


Stephen Friedman                   Chairman of Stone Point Capital



William W. George                  Professor  of  Management  Practice   at  the
                                   Harvard Business School, Retired Chairman and
                                   Chief Executive Officer of Medtronic, Inc.

Rajat K. Gupta                     Senior Partner of McKinsey & Company



James A. Johnson                   Vice Chairman of Perseus, L.L.C.



Lois D. Juliber                    Retired  Vice Chairman  of  Colgate-Palmolive
                                   Company


Edward M. Liddy                    Chairman   of  the   Board  of  The  Allstate
                                   Corporation


Ruth J. Simmons                    President of Brown University



                               Page 9 of 10 pages

                                   SCHEDULE II
                                   -----------
                                 InPhonic, Inc.
                               Cusip No. 45772G105

       Purchases     Sales      Price       Trade Date       Settlement Date
--------------------------------------------------------------------------------
                        16     2.5200        10/8/2007          10/11/2007
                       265     1.9400       10/10/2007          10/15/2007
                       185     1.9400       10/10/2007          10/15/2007
                        94     1.9400       10/10/2007          10/15/2007
                       162     0.7001       10/11/2007          10/16/2007
             3                 1.9500       10/11/2007          10/16/2007
           300                 1.9500       10/11/2007          10/16/2007
           300                 1.9500       10/11/2007          10/16/2007
                       262     0.7679       10/11/2007          10/16/2007
         8,640                 0.7700       10/11/2007          10/16/2007
                        83     0.6100       10/12/2007          10/17/2007
                       161     0.5800       10/15/2007          10/18/2007
         2,880                 0.5800       10/15/2007          10/18/2007
                       133     0.4800       10/18/2007          10/23/2007
                       887     0.4700       10/19/2007          10/24/2007
                        97     0.4204       10/19/2007          10/24/2007
                       100     0.4205       10/19/2007          10/24/2007
                       100     0.4205       10/19/2007          10/24/2007
                       100     0.4205       10/19/2007          10/24/2007
                       100     0.4205       10/19/2007          10/24/2007
                       100     0.4212       10/19/2007          10/24/2007
                       100     0.4209       10/19/2007          10/24/2007
                       100     0.4215       10/19/2007          10/24/2007
                       100     0.4218       10/19/2007          10/24/2007
                     2,100     0.4294       10/19/2007          10/24/2007
                       912     0.4294       10/19/2007          10/24/2007
                       100     0.4205       10/19/2007          10/24/2007
                       100     0.4205       10/19/2007          10/24/2007
                       208     0.4300       10/22/2007          10/25/2007
                        90     0.3400       10/24/2007          10/29/2007
                        91     0.3300       10/25/2007          10/30/2007
           270                 0.3800       10/31/2007           11/5/2007
                        64     0.4200        11/2/2007           11/7/2007
                        45     0.4000        11/7/2007          11/13/2007
                        95     0.0632        11/9/2007          11/15/2007
           300                 0.0300       11/16/2007          11/21/2007
           351                 0.0300       11/16/2007          11/21/2007
           237                 0.0270       11/23/2007          11/28/2007


                               Page 10 of 10 pages